

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 8, 2011

Ms. Laura L. Fournier
Chief Financial Officer
Compuware Corporation
One Campus Martius
Detroit, MI 48226-5099

Re: Compuware Corporation
Form 10-K for the Fiscal Year Ended March 31, 2010
Filed May 27, 2010
File No. 000-20900

Dear Ms. Fournier:

We have reviewed your letter dated January 21, 2011 in connection with the above-referenced filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated January 3, 2011.

Form 10-K for the Fiscal Year Ended March 31, 2010

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters (Incorporated by Reference from Definitive Proxy Statement on Schedule 14A filed July 14, 2010)

Security Ownership of Management and Major Shareholders, page 7

1. We note your response to prior comment 5 that you intend to rely solely on information disclosed by your major shareholders in a Schedule 13D or 13G. Given that no natural persons were listed on the Schedules 13G and 13D filed by these shareholders, it would appear that those filings may not have been complete. Please advise what steps you intend to take to obtain the requisite information concerning the identities of the natural

persons exercising voting and dispositive powers over the shares held by legal entities. Refer to Instruction 2 to Item 403 of Regulation S-K, with reference to beneficial ownership as it is defined in Rule 13d-3 under the Exchange Act.

You may contact Jaime John, Staff Accountant, at (202) 551- 3446 or Christine Davis, Assistant Chief Accountant, at (202) 551-3408 if you have questions regarding comments on the financial statements and related matters. If you have any other questions, please contact Courtney Haseley, Staff Attorney, at (202) 551- 3548 or Jan Woo, Staff Attorney, at (202) 551- 3453. If you require further assistance, do not hesitate to contact me at (202) 551-3406.

Sincerely,

/s/ Patrick Gilmore

Patrick Gilmore
Accounting Branch Chief